Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 29, 2007

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	TERYL RESOURCES CORP

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 88156K102/CA88156K1021/COMMON
3.	CUSIP/Class of Security entitled to vote	: 88156K102/CA88156K1021/COMMON
4.	Record Date for Notice	: 19 Sep 2007
5.	Record date for Voting	: 19 Sep 2007
6.	Beneficial Ownership determination date	: 19 Sep 2007
7.	Meeting Date	: 30 Oct 2007
8.	Meeting Location	: 11111 Horseshoe Way
Richmond, BC

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06